CROGHAN BANCSHARES, INC.
323 Croghan Street
Fremont, Ohio 43420
(419) 332-7301
March 5, 2009
VIA EDGAR AND FACSIMILE (202-772-9203)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn:	Melissa Campbell Duru Attorney Advisor Office of Mergers and Acquisitions
Re:	Croghan Bancshares, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 13, 2009 File No. 0-20159
Dear Ms. Duru:
     This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated February 20, 2009, related to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Croghan Bancshares, Inc. (“Croghan”, “we” or “our”) on February 13, 2009. The Proxy Statement will be furnished to shareholders of Croghan in connection with the solicitation of proxies by the Board of Directors of Croghan to vote at the Annual Meeting of Shareholders to be held on May 12, 2009 (the “Annual Meeting”).
     In responding to the Commission’s comments, Croghan acknowledges that:
•	Croghan is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Croghan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Provided below are the comments set forth in your letter dated February 20, 2009, followed by our responses to the same. Concurrently with the submission of this letter, Croghan is filing an Amendment (No. 1) to the Preliminary Proxy Statement on Schedule 14A which incorporates the changes discussed below.

Securities and Exchange Commission
March 5, 2009

General
1.	Revise the first page of the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

Response:

In response to the Commission’s comment, we have revised the Proxy Statement to clearly mark “PRELIMINARY COPY” on the first page of the Notice of Annual Meeting of Shareholders, the Proxy Statement and the form of Revocable Proxy.

2.	We note that you intend to solicit proxies via mail, personally and telephonically. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We understand that, in accordance with Rule 14a-6(b) and (c), all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed with the Commission no later than the date of first use.

3.	Please provide a background discussion of the contacts, if any, the company has had with Mr. Nathan Danziger during the time period leading up to the current solicitation.

Response:

In response to the Commission’s comment, we have revised the disclosure under “Shareholder Nominations” beginning on page 4 of the Proxy Statement to include the following discussion of the contacts between the Company and Mr. Nathan Danziger:

“The Company understands that the Danzigers intend to solicit separate proxies in support of the election of Nathan G. Danziger as a director of the Company at the Annual Meeting and filed preliminary proxy solicitation materials with the SEC on February 24, 2009. As of the date of this Proxy Statement, the Company has had only limited communication and contact with the Danzigers regarding the Annual Meeting and the solicitation of proxies in connection therewith. On November 28, 2008, the Company’s Secretary received from Jared E. Danziger and Samuel R. Danziger a written nomination of Nathan G. Danziger for election as a director of the Company at the Annual Meeting. On February 6, 2009, Nathan G. Danziger made a request in person at the Company’s principle offices of a list of the Company’s shareholders for the purpose of enabling him to determine whether to communicate with the Company’s shareholders, and the Company provided Mr. Danziger a copy of the Company’s shareholder list (dated January 26, 2009) subject to his written agreement to return the list and any copies thereof to the Company within 14 days following the Annual Meeting. On February 10, 2009, the independent members of the Board of Directors met in executive session to

Securities and Exchange Commission
March 5, 2009

consider the nomination of Nathan G. Danziger and the other nominees for election or re-election to the Board of Directors at the Annual Meeting. Following that meeting, the Company’s Treasurer notified the Danzigers in a letter dated March 3, 2009, that (a) the independent members of the Board of Directors voted to recommend the three Board nominees (Michael D. Allen Sr., Stephen A. Kemper and Thomas W. McLaughlin) for election as directors at the Annual Meeting, (b) the nomination of Nathan G. Danziger would be disclosed in the Company’s Proxy Statement for the Annual Meeting and (c) the proxies solicited by the Board of Directors of the Company would include only the three Board nominees.”
4.	Explain why the Company opposes the election of Nathan G. Danziger. You assert that Mr. Danziger’s goals and strategies are “contrary to the best interests of the Company and its shareholders.” Identify the specific “goals and strategies” to which you refer. In addition, describe the “certain proposals supported by Mr. Danziger” which you believe are contrary to the best interests of the Company and support that belief. Given Mr. Danziger’s history of past solicitations involving the Company, in each case, be sure to specify when and how he supported any referenced goals, strategies or proposals.

Response:

In response to the Commission’s Comments, we have revised the Proxy Statement to provide additional explanation as to the reasons why the Board of Directors and management of the Company oppose the election of Mr. Nathan Danziger. The third paragraph under “Shareholder Nominations” on page 4 of the Proxy Statement has been revised to read as follows:

“The Board of Directors and management of the Company oppose the election of Nathan G. Danziger because they do not believe that the election of Mr. Danziger would be in the best interests of the Company and its shareholders as a group. The Board of Directors believes that Mr. Danziger’s proposed policies and strategies for the Company, as expressed in the proposals submitted and/or supported by Mr. Danziger over the past 10 years, are contrary to the best interests of the Company and its shareholders as a group. Those proposals include (a) a shareholder proposal to declassify the Board of Directors, which was submitted and supported by Mr. Danziger in 2002, 2003, 2004, 2005, 2006 and 2007; (b) a shareholder proposal to require the election of an independent chairman of the Board of Directors, which was supported by Mr. Danziger in 2004, 2005, 2006 and 2007; (c) a shareholder proposal to amend the Company’s Code of Regulations to require the Company to include in its proxy materials for each annual meeting of shareholders the name, together with a supporting statement, of any person nominated for election to the Board of Directors by certain shareholders or shareholder groups, which was supported by Mr. Danziger in 2007; (d) a shareholder proposal to establish a performance-based senior executive compensation system for the three most highly compensated officers of the Company, which was supported by Mr. Danziger in 2004, 2005 and 2006; (e) a shareholder proposal to prohibit The Croghan Colonial Bank from making new loans involving directors, other than loans for a primary residence or automobile, which was supported by Mr. Danziger in 2003; (f) a shareholder proposal to reinstitute cumulative voting in the election of directors of the Company,

Securities and Exchange Commission
March 5, 2009

which was supported by Mr. Danziger in 2002; (g) a shareholder proposal requiring the Company to disclose to shareholders, within 10 days of receipt, any offers to purchase or merge with the Company, which was submitted and supported by Mr. Danziger in 2000; and (h) a shareholder proposal to pursue a merger by the Company with a larger bank, which was submitted and supported by Mr. Danziger in 1999. The Board of Directors opposed each of the foregoing shareholder proposals and explained in the Company’s definitive proxy materials for the relevant years why it believed those proposals were contrary to the best interests of the Company and its shareholders. None of the foregoing proposals were approved by the shareholders of the Company.”
Other Matters, page 25
5.	You indicate that any other matters properly presented at the meeting or adjournment thereof, will be voted by the proxies “in accordance with their best judgment in light of the conditions then prevailing.” Note that the Company may not use discretionary authority to postpone or adjourn the meeting to solicit additional votes without separately soliciting a proxy from shareholders allowing it to do so.

Response:

We are not including a separate proposal in the Proxy Statement to solicit approval from shareholders to vote the proxies solicited by the Board of Directors to postpone or adjourn the meeting to solicit additional votes. We understand that the Company may not, therefore, exercise discretionary voting authority to vote the proxies solicited by the Board of Directors to postpone or adjourn the meeting to solicit additional votes.
Form of Proxy Card
6.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.

Response:

Because the Proxy Statement is for an Annual Meeting of Shareholders, we understand that Rule 14a-4(c)(1) sets forth the rules applicable to the exercise of discretionary authority with respect to proxies solicited by the Board of Directors of the Company. In accordance with Rule 14a-4(c)(1), the Company included the following disclosure in its proxy statement for the Company’s 2008 Annual Meeting of Shareholders (filed with the Commission on April 7, 2008):
“The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board of Directors. If a shareholder intends to present a proposal at the 2009 Annual Meeting and does not notify the Secretary of the Company of the proposal on or before February 21, 2009, the proxies solicited by the Board of Directors for use at the 2009 Annual Meeting

Securities and Exchange Commission
March 5, 2009

may be voted on the proposal in the event it is presented at the meeting, without any discussion of the proposal in the Company’s proxy materials.”
The February 21, 2009 notice deadline for shareholder proposals has already passed and the Company has not received notice of any other proposals or matters to be presented at the Annual Meeting. If the Company hereafter receives notice of any other proposal or matter to be presented at the Annual Meeting, the notice of such proposal or matter will be received after the 45-day deadline set forth in Rule 14a-4(c)(1) and, therefore, the proxies solicited by the Board of Directors of the Company will be entitled to exercise discretionary authority to vote on such proposal or matter.
We have revised the form of Revocable Proxy included with the Proxy Statement to provide additional clarification regarding the foregoing.
     We believe that the foregoing explanations and revisions are responsive to your comments. If you need any additional information, please contact me at (419) 355-2222, or our outside legal counsel, Anthony (Tony) Weis at (614) 464-5465.

Very truly yours,
/s/ Kendall W. Rieman
Kendall W. Rieman
Treasurer

cc: Anthony D. Weis, Esq., Vorys, Sater, Seymour and Pease LLP
03/05/2009 Columbus 10581069